EXHIBIT 99.1

NeuroBioPharm Extends Life of Warrants and Provides Other Corporate Updates

LAVAL, Quebec, March 18, 2014 (GLOBE NEWSWIRE) -- NeuroBioPharm Inc. ("NeuroBio" or the "Corporation"), a Neptune Technologies & Bioressources Inc. subsidiary ("Neptune") (Nasdaq:NEPT) (TSX:NTB), announces that it has extended the life of its Series 2011-1 common share purchase warrants, initiated a royalty prepayment process with Neptune and appointed a new CFO.

Life of Series 2011-1 Common Share Purchase Warrants Extended

NeuroBioPharm has extended the time of expiry of its Series 2011-1 common share purchase warrants (the "Warrants") to 5:00 p.m. (Montreal time) on the date of the occurrence of the earlier of the two following events:

i.      Fifteen (15) days after the listing of the Class A Shares on a recognized stock exchange, or

ii.      April 12, 2015

Previously, the Warrants were due to expire on the date of the occurrence of the earlier of the two following events:

i.      Fifteen (15) days after the listing of the Class A Shares on a recognized stock exchange, or

ii.      April 12, 2014

The Warrants were originally issued as part of a dividend-in-kind announced by Neptune on September 7, 2012.

The extension has no impact on company employees holding NeuroBioPharm warrants related to internal stock based compensation plans.

Royalty Prepayment Process Initiated

NeuroBioPharm will exercise its option embedded in its exclusive technology license agreement with Neptune to pay in advance all future royalties payable under the license agreement. An outside party will conduct an independent valuation to determine the value of the royalty prepayment.

Being Royalty free should bring more flexibility and strength in negotiating deals with potential business partners.

CFO Appointed

Mr. Frederic Harland has been appointed as the new Chief Financial Officer (CFO) of NeuroBioPharm. Mr. Harland is currently Director of Finance for Neptune and NeuroBioPharm and he has been a Neptune employee since 2005. He holds a Master of Business Administration from the John Molson School of Business at Concordia University.

About NeuroBioPharm Inc.

NeuroBioPharm ("NeuroBio") is an emerging biopharmaceutical company focused on the research, development and commercialization of new marine based omega-3 phospholipid therapies for use in the human neurological field, including conditions, abnormalities and/or diseases related to cognitive functions such as attention, memory, concentration and learning and the management of neurological and neurodevelopmental disorders from prevention to treatment. The Corporation is currently in the early stages of developing novel active pharmaceutical ingredients ("API") into commercial products for the medical food, the over-the-counter ("OTC") and the prescription drug markets. Particular focus is being given to ADHD; cognitive functions, including memory and concentration; along with mood disorders, such as anxiety and depression.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs'').  Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets.  Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm. Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets.  Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward-Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune and NeuroBio's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and NeuroBio disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contacts:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com